Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
March 20, 2008 at 3:15 pm

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Nordea Bank AB's (publ) (Swedish business ID 516406-0120) Finnish affiliated company Nordea Bank Finland Plc (1680235-8) acquired 3.500.000 Amer Sports Corporation shares on March 19, 2008.

Nordea Bank Finland Plc now holds 3.837.639 Amer Sports Corporation shares, exceeding one-twentieth (1/20) or 5.25% of Amer Sports Corporation share capital and voting rights.

Nordea Bank Finland Plc has also made forward market transactions involving Amer Sports Corporation. When the May 2008 forward market transactions mature, Nordea Bank Finland Plc and Nordea Group holdings of Amer Sports Corporation will fall below 1/20.

SUPPL

Amer Sports capital consists of 73,045,551 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications




08001584

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END